October 6, 2006

Via Federal Express

Ronald Winfrey
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Venoco, Inc. Registration Statement on Form S-1—Supplemental Information

Dear Mr. Winfrey:

        Please be advised that Venoco, Inc. (the "Company") has been informed by DeGolyer and MacNaughton ("D&M") that D&M's report on reserves associated with certain of the Company's properties as of July 31, 2006 (the "Report") contained an error with respect to the Company's interests in the Sutter City A-13 undeveloped well in the Sacramento Basin, which is the well we discussed in our recent phone conversation. The well was classified as proved undeveloped, but should have been classified as probable undeveloped. D&M has reviewed each of the other proved undeveloped locations included in the Report and has concluded that each was properly classified.

        Annex A attached hereto contains certain additional information you have requested regarding the Company. In addition, per your request, a revised map of certain of the Company's Sacramento Basin properties is enclosed (the map and Annex A being collectively referred to herein as the "Supplemental Materials"). The Supplemental Materials are being provided to you, on behalf of the Company, as supplemental information and not as part of the Company's Registration Statement on Form S-1 or any other public filing. Our understanding is that the Supplemental Materials will not be made available to the public during the course of your review. We request that you return the Supplemental Materials to the undersigned after your review is complete.

        Should you require further information regarding these matters, please contact the undersigned at (303) 892-7335. Thank you in advance for your assistance.

                      Very truly yours,

                      /s/ John A. Elofson

                      John A. Elofson
                              for
                       DAVIS GRAHAM & STUBBS LLP